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Genoptix, Inc.
2110 Rutherford Road
Carlsbad, CA 92008
(760) 268-6200

October 25, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Mail Stop 3561
Washington, DC 20549

Attn:	John Reynolds, Esq. Jay Williamson, Esq. Raj Rajan
Re:	Genoptix, Inc. (the "Company") Registration Statement on Form S-1 (File No. 333-144997)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 29, 2007, at 3:30 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley Godward Kronish LLP, confirming this request.

In connection with this request, the Company acknowledges that:

•
should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

GENOPTIX, INC.

/s/ Christian V. Kuhlen Christian V. Kuhlen, M.D., Esq. Vice President, General Counsel and Corporate Secretary

[LEHMAN BROTHERS LETTERHEAD]

October 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds Jay Williamson Raj Rajan
Re:	Genoptix, Inc. ("the Company") Registration Statement on Form S-1 (File No. 333-144997)

Ladies and Gentlemen:

        As Representative of the several Underwriters of up to 5,750,000 shares of common stock of Genoptix, Inc. ("the Company"), we hereby join with the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on October 29, 2007, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated October 16, through the date hereof:

        Preliminary Prospectus dated October 16, 2007:

        7,203 copies to prospective Underwriters, institutional investors, dealers and others

        The undersigned advises that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
LEHMAN BROTHERS INC.
By:	/s/ ARLENE SALMONSON
	Name:	Arlene Salmonson
	Title:	Vice President

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[LEHMAN BROTHERS LETTERHEAD]